EXHIBIT H-1

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

AGL Resources Inc.             )              File No.
Atlanta Gas Light Company      )              ----------------------


                                NOTICE OF FILING


          Take notice that on November 27, 1995, AGL Resources Inc., a Georgia corporation ("Holding Company"), 303 Peachtree Street, N.E., Atlanta, Georgia 30308, and Atlanta Gas Light Company ("AGL"), a Georgia gas public-utility holding company exempt from registration under Section 3(a)(2) of the Public Utility Holding Company Act of 1935 (the "Act") pursuant to Rule 2 thereunder, have filed an application under Sections 3(a)(1), 3(a)(2), 9(a)(2) and 10 of the Act.

          The application requests an order: (1) authorizing Holding Company to acquire directly all of the outstanding common stock of AGL and indirectly all of the outstanding shares of Chattanooga Gas Company ("Chattanooga"), a gas utility subsidiary of AGL; (2) granting Holding Company an exemption under
Section 3(a)(1) from all provisions of the Act, except Section 9(a)(2) thereof; and (3) granting AGL an exemption under Section 3(a)(2) from all provisions of the Act, except Section 9(a)(2) thereof.

          Both AGL and Chattanooga are "gas utility companies" as defined under
Section 2(a)(4) of the Act and thus are "public utility companies" as defined in Section 2(a)(5) of the Act. AGL supplies natural gas distribution service to the public in central, northwest, northeast and southeast Georgia, with the majority of its customers located in the metropolitan Atlanta area.
Chattanooga supplies natural gas service to customers in Chattanooga and Cleveland, Tennessee, and surrounding portions of Hamilton County and Bradley County.

          Holding Company was incorporated under Georgia law to carry out the proposed corporate restructuring, which would result in Holding Company's becoming a holding company over AGL. Currently, Holding Company owns all of the outstanding common stock of AGL Merger Co. ("Merger-Sub"), a Georgia corporation that has also been incorporated to carry out the proposed restructuring. Neither Holding Company nor Merger-Sub presently conduct any business or own any utility assets.
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          The proposed restructuring is intended to establish a more appropriate corporate structure for the conduct of non-utility business activities, while providing a mechanism for protecting the utility business and utility customers of AGL and Chattanooga from the risks and costs of such activities.

          The transaction would be accomplished pursuant to an Agreement and Plan of Merger to be entered into among AGL, Holding Company and Merger Sub, under which Merger-Sub would be merged with and into AGL (the "Merger") and each outstanding share of common stock of Merger-Sub would be converted into one share of common stock of AGL (collectively, the "AGL Stock"). In addition, pursuant to the Merger, each outstanding share of AGL Stock would be converted into one share of common stock of Holding Company. Upon consummation of the Merger, each person that would own AGL Stock immediately prior to the Merger would own a corresponding number of outstanding shares of common stock of Holding Company, and Holding Company would own all of the outstanding AGL Stock. Additionally, following the Merger, AGL would continue to own all of the outstanding stock of Chattanooga.

          Each class of preferred stock of AGL (collectively, the "AGL Preferred Stock") and all indebtedness of AGL would remain securities and obligations of AGL after the proposed restructuring. Consequently, the holders of AGL's debt securities and the AGL Preferred Stock would not be affected by the proposed restructuring.

          Holding Company asserts that, following the consummation of the proposed restructuring, it would be a public-utility holding company entitled to an exemption under Section 3(a)(1) of the Act because it and each of its public-utility subsidiaries from which it would derive a material part of its income would be predominately intrastate in character and would carry on their business substantially within the state of Georgia. In addition, AGL asserts that it would remain a public-utility holding company entitled to exemption under Section 3(a)(2) of the Act because it would still be predominately a public-utility company whose operations as such do not extend beyond the State in which it is organized, Georgia, and states contiguous thereto.

          All interested persons are referred to the application for complete statements of the proposed restructuring summarized above. The application is available for public inspection through the Commission's Office of Public Reference.
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          Interested persons wishing to comment or request a hearing on the
application should submit their views in writing by            ,     , to the
Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the relevant applicants at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted.